NO ACT

DC
PE
2-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045115

Received SEC

MAR 2 6 2008

Washington, DC 20549

March 26, 2008

Christina Lai
Associate General Counsel
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Act: 1934
Section: 14A-8
Rule: 14A-8
Public Availability: 3/26/2008

Re: Yahoo! Inc.
Incoming letter dated February 1, 2008

Dear Ms. Lai:

This is in response to your letter dated February 1, 2008 concerning the shareholder proposal submitted to Yahoo! by Jing Zhao. We also have received a letter from the proponent dated February 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

YAHOO!

RECEIVED

2008 FEB -4 PM 12: 22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/Rule 14a-8

February 1, 2008

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: *Intention to Omit Stockholder Proposal Submitted by Jing Zhao*

Ladies and Gentlemen:

Yahoo! Inc., a Delaware corporation ("Yahoo!" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if, in reliance on certain provisions of rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the enclosed stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Jing Zhao (the "Proponent") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). All correspondence between the Company and the Proponent, including the Proponent's letter setting forth the Proposal and Supporting Statement, are attached hereto as Exhibit A.

Pursuant to rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponent informing him of the Company's intention to omit the Proposal and Supporting Statement from its proxy materials.

The Company's 2008 Annual Meeting is scheduled to be held on June 10, 2008. Yahoo! intends to file its definitive proxy materials with the Commission on or about April 21, 2008 and to commence mailing those materials to its stockholders on or about that date.

I. Summary of the Proposal

On December 24, 2007, Yahoo! received a letter from the Proponent containing the following Proposal for inclusion in the Company's 2008 proxy statement:

> "Resolution: Be it resolved by the stockholders to request the board of directors to establish a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement."

Y! 701 First Avenue • Sunnyvale, CA 94089 • phone 408 349-3300 • fax 408 349-3301 yahoo.com

The Supporting Statement references the potential damage to the Company's reputation from "cooperat[ing] with the Chinese government to oppress Internet freedom," the Company's lack of a "sound policy" for doing business in China, and the Proponent's attempts to bring the issue of "doing business in China" to the attention of the Company and its board of directors.

II. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may omit the Proposal from its 2008 proxy materials for the following reasons:

- The Proposal deals with matters relating to the Company's ordinary business operations, and therefore may be omitted in reliance on rule 14a-8(i)(7); and

- The Proposal may be omitted in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that neither stockholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty what actions are required.

A. The Proposal deals with matters relating to the Company's ordinary business operations, and therefore may be omitted in reliance on rule 14a-8(i)(7).

While the Proposal may relate to significant social policy issues that transcend "ordinary business" matters, it also relates to a number of "ordinary business" matters that are distinct from those significant social policy issues.

1. Commission statements describing rule 14a-8(i)(7) and the "significant social policy issues" exception to that rule

A company is permitted to exclude a stockholder proposal from its proxy materials under rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

2. **Staff positions regarding the application of rule 14a-8(i)(7) to stockholder proposals that involve BOTH ordinary business matters and significant social policy issues – the entire proposal may be omitted**

The Commission's statements regarding the purpose and operation of rule 14a-8(i)(7) are very clear -- where a proposal relates to ordinary business matters because it addresses tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," that proposal may be excluded from a company's proxy materials in reliance on rule 14a-8(i)(7), unless the matters to which the proposal relates are "significant social policy issues." Unfortunately, the Commission's statements are not clear as to the application of that standard to a proposal that relates to both ordinary business matters and significant social policy issues.

The Staff has addressed such proposals on a number of occasions and has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on rule 14a-8(i)(7).[1] See Wal-Mart Stores, Inc. (Mar. 15, 1999) (allowing exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). See also, General Electric Company (Feb. 10, 2000) (allowing exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the extraordinary business matter of executive compensation and the ordinary business matter of choice of accounting method).

In a 2005 letter to General Electric Company (Feb. 3, 2005), the Staff expressed the view that a proposal requesting that GE issue a statement that provided information relating to the elimination of jobs within GE and/or the relocation of U.S.-based jobs by GE to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on rule 14a-8(i)(7) as relating to GE's ordinary business operations (i.e., management of the workforce). Although it appeared the stockholder proponent clearly intended the proposal to address the issue of "offshoring" (also called outsourcing or the movement of jobs from the U.S. to foreign countries), the proposal submitted to GE was not limited to that issue and encompassed both ordinary business matters and extraordinary business matters and, as such, the Staff agreed with GE's view that the proposal could be omitted.

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1 In Staff Legal Bulletin 14C (June 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

3. Application of rule 14a-8(i)(7) and prior Staff positions to the Proposal -- the Proposal may be omitted because it relates to BOTH ordinary business matters and significant social policy issues

Yahoo! shares the Proponent's concerns about human rights issues in China and, indeed, is working proactively to advance numerous initiatives and policies aimed at preserving and advancing the fundamental principles of free speech and expression in the countries in which it does business, including China.[2] However, as drafted, this Proposal is not limited to the significant social policy issue of human rights but also relates to numerous ordinary business matters concerning the Company's operations in China that are unrelated to human rights issues.

While the Supporting Statement implies that the requested "policy [for] doing business in China" should include responses to human rights issues, the Proposal itself provides no limitation on the matters to be addressed by the "new policy [for] doing business in China." Indeed, the adoption of a policy for doing business in China that related only to human rights issues would not satisfy the broad demand of the plain language of the Proposal. Establishing and managing the Company's business operations in China calls for consideration of the rights of the Company's workers, business partners, and customers in China, but it also necessarily would encompass all day-to-day ordinary business operations of doing business in China, including the following matters that the Staff has indicated previously to be "ordinary business" matters for purposes of rule 14a-8(i)(7):

- entering into or terminating business arrangements;[3]
- selecting suppliers;[4]

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[2] The Company's proactive engagement on these issues, and its efforts to solicit input from others and inform the public of its progress, are further confirmed in a number of announcements and public statements by or involving the Company. See, e.g., Company press release issued on February 13, 2006 entitled "*Yahoo! Our Beliefs as a Global Internet Company.*" See also press release issued on January 18, 2007 by Business for Social Responsibility (announcing an initiative by a group of companies (including Yahoo!), academics, investors and technology leaders and human rights organizations to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally); *On Being Global,* Yahoo! Corporate Blog, January 18, 2007 (http://yodel.yahoo.com/2007/01/18/on-being-global/); *The GIFT of giving,* Yahoo! Corporate Blog, February 2, 2007 (http://yodel.yahoo.com/2007/02/02/the-gift-of-giving/); and Company press release issued in April 2007 entitled "*Georgetown Receives $1 Million Gift from Yahoo! To Support Research on International Values and Communication Technology,*" together with *Yahoos, Hoyas, and global values,* Yahoo! Corporate Blog, April 12, 2007 (http://ycorpblog.com/2007/04/12/yahoos-hoyas-and-global-values/). For the Staff's convenience, we have enclosed copies of each of the foregoing materials (attached as Exhibit B, Exhibit C, Exhibit D, Exhibit E and Exhibit F).

[3] See Marriott International, Inc. (Feb. 13, 2004) (allowing exclusion under rule 14a-8(i)(7) of a proposal requesting that the company issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop, and also requesting that the company cancel any contracts with vendors to provide such material, as relating to Marriott's ordinary business operations).

- compliance with the legal and regulatory regimes imposed on companies operating in China;[5]
- location of business facilities;[6]
- hiring of personnel;[7]
- management of the workplace;[8]
- provision of employment benefits;[9] and
- decisions regarding the types of services provided and the manner in which such services are provided.[10]

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4 See Hormel Foods Corporation (Nov. 19, 2002) (allowing exclusion under rule 14a-8(i)(7) of a proposal requesting that the board of directors review Hormel's standards for the use of antibiotics by its meat suppliers, as relating to Hormel's ordinary business operations). See also Seaboard Corporation (Mar. 3, 2003) (allowing exclusion under rule 14a-8(i)(7) of a proposal requesting that the board of directors review Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers, as relating to Seaboard's ordinary business operations).

5 See The AES Corporation (Jan. 9, 2007) (allowing exclusion under rule 14a-8(i)(7) of a proposal requiring creation of a committee of independent directors to monitor the company's business practices to insure compliance with applicable laws, rules and regulations of federal, state and local governments, as relating to ordinary business operations, i.e., general conduct of a legal compliance program).

6 See MCI WORLDCOM, Inc. (Apr. 20, 2000) (allowing exclusion under rule 14a-8(i)(7) of a proposal requiring an economic analysis and fairness opinion in connection with any decision to abandon existing office or operating facilities in favor of more expensive, newer, or more convenient facilities, as relating to ordinary business operations, i.e., determination of the location of office or operating facilities).

7 See PepsiCo (Feb. 21, 1991) (allowing exclusion under rule 14a-8(c)(7) of a proposal involving prohibiting the termination of employees except for cause, as relating to PepsiCo's ordinary business operations, i.e., employment and personnel decisions).

8 See Merck & Co. (Jan. 19, 2005) (allowing exclusion under rule 14a-8(i)(7) of a proposal requesting that Merck disclose all reports and allegations of violations of ethics and professional misconduct, Merck's investigation into the reported and alleged violations and the conclusions of the investigations, and Merck's actions taken to reconcile the results of the investigations with its code of conduct, as relating to ordinary business operations, i.e., management of the workplace).

9 See International Business Machines Corporation (Jan. 13, 2005) (allowing exclusion under rule 14a-8(i)(7) of a proposal requesting a report examining the competitive impact of rising health insurance costs, including information regarding IBM's healthcare costs and expenditures and steps or policies that the board has adopted, or is considering, to reduce these costs, as relating to ordinary business operations, i.e., employee benefits).

10 See Family Dollar Stores, Inc. (Nov. 6, 2007) (allowing exclusion under rule 14a-8(i)(7) of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure

Because the Proposal necessarily involves numerous ordinary business matters in addition to significant social policy issues, the Company is of the view that it may exclude the Proposal in reliance on rule 14a-8(i)(7).

In reaching its view that the Commission's statements and the Staff's prior positions regarding the application of rule 14a-8(i)(7) to proposals that involve both significant social policy issues and ordinary business matters permit the Company to exclude the Proposal, the Company has noted that, where the Staff has permitted exclusion of a proposal, the "ordinary business" matter cited in the Staff's response was unrelated to the significant social policy issue raised by the proposal. For example:

- Wal-Mart Stores, Inc. (Mar. 15, 1999) (proposal related to the issues of "forced labor, convict labor, [and] child labor" could be omitted, as it also related to the ordinary business matter of "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage");

- General Electric Company (Feb. 10, 2000) (proposal related to the issue of executive compensation could be omitted, as it also related to the ordinary business matter of the discontinuation of an accounting method); and

- General Electric Company (Feb. 3, 2005) (proposal related to the issue of "offshoring" could be omitted, as it also related to the ordinary business matter of "management of the workforce").

Consistent with the situations underlying the prior Staff positions in this area, the Proposal's broad requirement for a "new policy [for] doing business in China" would call for a range of actions regarding the Company's business in China, as discussed above, that are clearly "ordinary business" matters and are absolutely unrelated to the significant social policy issue of human rights.

In reaching its view that it may omit the Proposal in reliance on rule 14a-8(i)(7), the Company has noted that the "ordinary business" matters were specified in the proposal in each of the cited prior Staff positions, and the current Proposal does not specify the matters to be addressed in the proposed "new policy [for] doing business in China." The Company does not believe this difference should result in a different conclusion as to the application of rule 14a-8(i)(7) to the Proposal, as the language of the Proposal is clear on its face as to the subject matter of the "new policy" it seeks -- the "new policy" is to address "doing business in China" and there is no limitation on that request. Put simply, the Proposal calls for a "new policy" that addresses all aspects of "doing business in China" and, therefore, its lack of specificity as to each of those aspects does not cause the application of rule 14a-8(i)(7) to the Proposal to be different than in

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to toxic substances and hazardous components in its marketed products, as it related to ordinary business operations, i.e., the sale of particular products); See also BellSouth Corporation (Jan. 25, 1999) (allowing exclusion under rule 14a-8(i)(7) of a proposal relating to the terms and prices for cellular phones and service contracts, as relating to the company's ordinary business operations, i.e., product terms and prices).

the prior Staff positions. Indeed, to read the Proposal as seeking a "new policy" that addresses only those matters relating to "doing business in China" that are significant social policy issues would necessitate a reading of the Proposal that is counter to its plain language. Because the Proposal's language necessarily includes a broad range of both "ordinary business" matters and significant social policy issues, the prior Staff positions are directly on point with regard to the application of rule 14a-8(i)(7) to the Proposal.

For these reasons, the Company believes that the Proposal and Supporting Statement may be omitted from the Company's 2008 proxy materials in reliance on rule 14a-8(i)(7) as relating, in part, to the Company's ordinary business operations.

B. The Proposal may be omitted in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that stockholders in voting on it would not be able to determine with any reasonable certainty what actions are required.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"), reliance on rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See also Philadelphia Electric Company (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Fuqua Industries, Inc. (Mar. 12, 1991).

The Proposal requests that the board of directors establish a "new policy" for "doing business in China" with help from "China's democratic activists and human/civil rights movement." However, "a policy for doing business" in any country is an extensive, multi-faceted undertaking, and, based solely upon the little guidance contained in the Proposal and Supporting Statement as to the nature of the requested policy, stockholders will not be able to ascertain with any certainty the nature of the "policy" they are requesting and, in fact, it is extremely likely that each stockholder could envision a different policy, and any "policy" implemented by the Company could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

The Supporting Statement makes one vague reference to news reports of Company executives "offering apologies" to American lawmakers and to Chinese political victim's families and the Chinese government's oppression of "Internet freedom," but neither elaborates on the details of this incident nor states that a "policy for doing business in China" should address such incidents or actions by the Chinese government. The Supporting Statement also describes the Proponent's efforts to discuss doing business in China with the Company and his affiliation with multiple non-governmental and policy organizations. Finally, the Supporting Statement concludes that "with the help from our Chinese democratic activists and human/civil rights movement, Yahoo can become a leader proudly doing business in China, too." None of this discussion in the Supporting Statement provides any indication that the "new policy" should be limited to any particular matters and, indeed, is likely to materially mislead stockholders and cause them to mistakenly believe that they are voting to request a "new policy" that is limited to the few matters mentioned in the Supporting Statement.

The Company believes that the Proposal is analogous to other proposals that the Staff has determined may be excluded from proxy materials under rule 14a-8(i)(3) on the basis that they are vague and indefinite, and therefore would violate rule 14a-9. For example, in Puget Energy, Inc. (Mar. 7, 2002), the Staff agreed that a company could exclude as vague and indefinite a proposal which requested "that the board take the necessary steps to implement a policy of 'improved corporate governance.'" In its letter to the Staff, Puget Energy expressed its view that stockholders would be unable to determine whether "improved corporate governance" would mean a declassified board, several examples listed in a parenthetical statement as part of the supporting statement, or something else entirely. Similar ambiguities arise in the Proposal's vague reference to a new policy for "doing business in China." Stockholders could be unable to determine how this new policy should relate to "Internet freedom," "human rights," or what the Proponent intends by a "sound policy" for doing business in China. Stockholders also will be unable to determine with any reasonable certainly what sort of "help" Chinese democratic activists and human/civil rights movement should be supplying or when this "help" should be sought -- while establishing the policy or in selecting who it will do business with in China.[11]

In addition, the Staff has consistently allowed exclusion of proposals where it was unclear exactly what standards stockholders are being asked to adopt. In Alcoa Inc. (Dec. 24, 2002), the Staff agreed that a company could exclude as vague and indefinite a proposal that related to Alcoa committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards," and the body of the proposal did not specify with any reasonable certainly what the "human rights standards" were. In Occidental Petroleum Corp. (Mar. 8, 2002), the company was allowed to exclude as vague and indefinite a

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11 See also Alaska Air Group, Inc. (Apr. 11, 2007) (company allowed to exclude as vague and indefinite a proposal requesting that the board "complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the rights of the owners of the company to set standards of corporate governance") and Berkshire Hathaway Inc. (Mar. 2, 2007) (company allowed to exclude as vague and indefinite a proposal seeking "to restrict Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States").

proposal that urged "the board of directors to adopt and implement a company-wide policy consistent with the Voluntary Principles on Security and Human Rights, including items contained in the proposal." While each of the proposals in Alcoa and Occidental Petroleum included a brief reference to the relevant guidelines or standards to which the proposal was focused, those guidelines or standards were extensive and the proposal and related supporting statement failed to provide an adequate description or background information that would provide stockholders with a reasonable understanding of what they were being asked to consider, or the company of what it was being asked to implement.[12]

The Company believes that stockholders considering the Proposal will be unable to understand with any reasonable certainty what they are being asked to vote on and that, if the Proposal was to be approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on rule 14a-8(i)(3).

Conclusion

For the reasons discussed above, the Company believes that it may exclude the Proposal from its proxy materials for the 2008 Annual Meeting of Stockholders. If you have any questions or require additional information, please contact me any time at (408) 349-7131.

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12 The Company believes that the expansive scope of the Proposal's requirement to establish a new policy for "doing business in China," together with the lack of standards or guidance and insufficiency of background or other information in the Proposal or the Supporting Statement regarding the intended scope and subject matter of a new policy, distinguish this situation from those in which the Staff has not concurred with a company's position to exclude the proposal on grounds of rule 14a-8(i)(3). See, e.g., Revlon, Inc. (Apr. 5, 2002); The TJX Companies, Inc. (Apr. 5, 2002); PPG Industries, Inc. (Jan. 22, 2001) (all proposals seeking action "based on" *specified* International Labor Organization standards). See also Microsoft Corporation (Sept. 14, 2000) (proposal seeking action based on eleven specific principles set forth in the proposal relating to human and labor rights).

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Associate General Counsel

Enclosures

cc: Mr. Jing Zhao
Michael J. Callahan, Executive Vice President and General Counsel, Yahoo! Inc.
Robert Plesnarski, Esq., O'Melveny & Myers LLP

EXHIBIT A

PROPOSAL AND CORRESPONDENCE BETWEEN COMPANY AND PROPONENT

PROPOSAL AND COVER LETTER SUBMISSIONS

160 Maidenhair Ct.
San Ramon, CA. 94582
December 24, 2007

Yahoo! Corporate Secretary
701 First Ave.
Sunnyvale, CA. 94089
Via post mail and fax (408-349-3400) (total 3 pages)

Dear Sir/Madam,

Enclosed are a stockholder proposal for inclusion in proxy materials of the 2008 annual meeting of shareholders and TD Ameritrade letter of my Yahoo stock ownership.

Should you have any questions, please contact me at 925-804-6150 (phone), 925-551-8061 (fax), 408-712-0115 (C) or jzhao@mail.h-net.msu.edu.

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Stockholder proposal
TD Ameritrade letter of Jing Zhao's stock ownership

RESOLUTION ON ESTABLISHING A NEW POLICY DOING BUSINESS IN CHINA

Resolution:

Be it resolved by the stockholders to request the board of directors to establish a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement.

Supporting Statement:

On November 7, 2007, many media (such as The Wall Street Journal) at their front pages reported Yahoo's top executives offering apologies to American lawmakers and Chinese political victim families. Even the direct penalties for Yahoo to cooperate with the Chinese government to oppress Internet freedom is not so significant, the international damage to Yahoo's reputation is tremendous. This should not happen, and this could be prevented, if Yahoo's board of directors had a different policy doing business in China.

As a Yahoo shareholder as well as a political refugee with high-tech background from China and Japan, I raised this vital issue of doing business in China at Yahoo's 2005 annual meeting of shareholders. The CEO, Mr. Semel, spent quite long minutes to answer my question, but his excuses showed that he did not understand this issue. Unfortunately, the whole board of directors did not either. Thus in 2006, trying to communicate with the Yahoo management, I accompanied friends of "Reporters Without Borders" from Europe to visit Yahoo's Headquarters. However, we were expelled by Yahoo's security guards. I then submitted a proposal to 2007 annual meeting of shareholders to address this issue, but it was rejected with many irrelevant organization names.

Why Yahoo's board of directors is so afraid of freedom and human rights regarding doing business in China? Why Yahoo's board of directors cannot establish a sound policy doing business in China? We all know that there are many talented Yahoo employees, including Yahoo's co-founder and current CEO Mr. Yang, have deep and wide China background. Once and only when the board of directors establishes a new policy doing business in China, Yahoo will expand tremendous business in China in the very near future under a free, open, and more democratic system. As President of US-Japan-China Comparative Policy Research Institute and Secretary of Humanitarian China graduated from Tsinghua University, I know from my decades-long experience that with the help from our Chinese democratic activists and human/civil rights movement, Yahoo can become a business leader proudly doing business in China, too.

AMERITRADE
Apex

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

December 19, 2007

Jing Zhao
160 Maidenhair Ct
San Ramon, CA 94582

RE: Account ending in 4029 (6057)

Dear Jing Zhao,

Please be advised that you purchased 100 shares of Yahoo Inc. (YHOO) on July 8, 2004 and as the close of business on December 18, 2007, you have continuously held that 100 shares in your account..

Please e-mail us or call Client Services at 888-871-9007 if you have any questions regarding this matter.

Sincerely,

Jackie Tiwald
TD AMERITRADE Client Services

160 Maidenhair Ct.
San Ramon. CA. 94582
December 24, 2007

Yahoo! Corporate Secretary
701 First Ave.
Sunnyvale, CA. 94089
Via post mail and fax (408-349-3400) (total 3 pages)

Dear Sir/Madam,

Enclosed are a stockholder proposal for inclusion in proxy materials of the 2008 annual meeting of shareholders and TD Ameritrade letter of my Yahoo stock ownership. I will continuously hold these shares for at least ten years. (In fact, I have purchased more new Yahoo shares in 2007.)

Should you have any questions, please contact me at 925-804-6150 (phone), 925-551-8061 (fax), 408-712-0115 (C) or jzhao@mail.h-net.msu.edu.

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Stockholder proposal
TD Ameritrade letter of Jing Zhao's stock ownership

RESOLUTION ON ESTABLISHING A NEW POLICY DOING BUSINESS IN CHINA

Resolution:

Be it resolved by the stockholders to request the board of directors to establish a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement.

Supporting Statement:

On November 7, 2007, many media (such as The Wall Street Journal) at their front pages reported Yahoo's top executives offering apologies to American lawmakers and Chinese political victim families. Even the direct penalties for Yahoo to cooperate with the Chinese government to oppress Internet freedom is not so significant, the international damage to Yahoo's reputation is tremendous. This should not happen, and this could be prevented, if Yahoo's board of directors had a different policy doing business in China.

As a Yahoo shareholder as well as a political refugee with high-tech background from China and Japan, I raised this vital issue of doing business in China at Yahoo's 2005 annual meeting of shareholders. The CEO, Mr. Semel, spent quite long minutes to answer my question, but his excuses showed that he did not understand this issue. Unfortunately, the whole board of directors did not either. Thus in 2006, trying to communicate with the Yahoo management, I accompanied friends of "Reporters Without Borders" from Europe to visit Yahoo's Headquarters. However, we were expelled by Yahoo's security guards. I then submitted a proposal to 2007 annual meeting of shareholders to address this issue, but it was rejected with many irrelevant organization names.

Why Yahoo's board of directors is so afraid of freedom and human rights regarding doing business in China? Why Yahoo's board of directors cannot establish a sound policy doing business in China? We all know that there are many talented Yahoo employees, including Yahoo's co-founder and current CEO Mr. Yang, have deep and wide China background. Once and only when the board of directors establishes a new policy doing business in China, Yahoo will expand tremendous business in China in the very near future under a free, open, and more democratic system. As President of US-Japan-China Comparative Policy Research Institute and Secretary of Humanitarian China graduated from Tsinghua University, I know from my decades-long experience that with the help from our Chinese democratic activists and human/civil rights movement, Yahoo can become a business leader proudly doing business in China, too.

TD AMERITRADE
Apex

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

December 19, 2007

Jing Zhao
160 Maidenhair Ct
San Ramon, CA 94582

RE: Account ending in 4029 (6057)

Dear Jing Zhao,

Please be advised that you purchased 100 shares of Yahoo Inc. (YHOO) on July 8, 2004 and as the close of business on December 18, 2007, you have continuously held that 100 shares in your account.

Please e-mail us or call Client Services at 888-871-9007 if you have any questions regarding this matter.

Sincerely,

Jackie Tiwald
TD AMERITRADE Client Services

DEFICIENCY LETTER FROM COMPANY TO PROPONENT

YAHOO!

January 4, 2008

VIA EMAIL (jzhao@mail.h-net.msu.edu)
AND OVERNIGHT COURIER

Mr. Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

Re: *Submission of Stockholder Proposal for Inclusion in 2008 Proxy Materials*

Dear Mr. Zhao:

We received on December 24, 2007 your letter submitting a stockholder proposal for inclusion in Yahoo!'s proxy materials for its 2008 Annual Meeting of Stockholders.

We direct your attention to Securities and Exchange Commission Rule 14a-8, a copy of which is enclosed for your convenience. You will note that Rule 14a-8 sets forth certain eligibility and procedural requirements that must be satisfied for a stockholder to submit a proposal for inclusion in a company's proxy materials. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you of the following deficiencies relating to your proposal:

1. To be eligible to submit a proposal for inclusion in Yahoo!'s proxy materials, you must have continuously held at least $2,000 in market value, or 1%, of Yahoo!'s common stock entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. (*See* Rule 14a-8(b), Question 2.) Since you do not appear on our records as a registered shareholder, you must submit appropriate proof that you meet these eligibility requirements. To satisfy this requirement, you may submit to Yahoo! a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

   You transmitted with your proposal a letter from TD Ameritrade that purports to verify your beneficial ownership of Yahoo! shares. As an initial matter, we note that the TD Ameritrade letter that you enclosed with your proposal is not actually signed by an authorized representative of TD Ameritrade. In addition, Rule 14a-8(b) requires that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares. There is no indication in the letter from TD Ameritrade that TD Ameritrade is the record holder of your shares. Finally, the TD Ameritrade letter states that you have continuously held since July 8, 2004 100 shares of Yahoo!'s stock as of "the close of business on December 18, 2007." However, Rule 14a-8(b) expressly requires that the written statement from the record holder verify that you continuously owned your shares for a period of one year <u>at the time you submitted the proposal</u>.

Because you submitted your proposal on December 24, 2007 and the letter verifies your ownership only as of December 18, 2007, we do not believe that the letter from TD Ameritrade is sufficient confirmation that you satisfy this requirement.

Yahoo! hereby requests that you submit a suitable written statement from the record holder of your shares (usually your broker or bank) verifying that, as of the date that you submitted your proposal, you have continuously held at least $2,000 in market value, or 1%, of Yahoo!'s common stock for at least one year. This statement should also affirmatively indicate that the shares are held of record on your behalf by the broker, bank or other person submitting the written statement and should be signed by or on behalf of that record holder.

2. Please also note that if you otherwise satisfy the eligibility criteria described above, Rule 14a-8(b) requires that you submit a written statement to Yahoo! to confirm your intention to continue to hold the shares through the date of Yahoo!'s 2008 Annual Meeting of Stockholders. In your letter transmitting the proposal, we note that you indicated that you will continuously hold your shares for at least ten years. As required by Rule 14a-8, please expressly confirm that you intend to hold your shares through the date of Yahoo!'s 2008 Annual Meeting of Stockholders.

In accordance with Rule 14a-8(f)(1), your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. If we do not receive your response within this timeframe, your proposal will not be eligible for inclusion in Yahoo!'s proxy materials.

Please note that the requests in this letter are without prejudice to any other rights that Yahoo! may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

Very truly yours,

MT Cal

Michael J. Callahan
Executive Vice President, General Counsel and
Secretary

Enclosure

cc: J. Jay Herron, Esq., O'Melveny & Myers, LLP

Text of Rule 14a-8

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule

13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

PROPONENT'S RESPONSE TO COMPANY'S DEFICIENCY LETTER

160 Maidenhair Ct.
San Ramon, CA. 94582
January 14, 2008

Mr. Michael J. Callahan
Yahoo! Corporate Secretary
701 First Ave. Sunnyvale, CA 94089
Via post mail and fax (408-349-3400) (total 2 pages)

Re: Submission of Stockholder Proposal for Inclusion in 2008 Proxy Materials

Dear Mr. Callahan:

I received your letter dated on January 4, 2008 via email, fax and overnight courier.

Although I do not accept your arguments to attempt to deny my eligibility to submit the proposal, I enclose another letter from TD Ameritrade. This letter was signed by one TD Ameritrade Client Services person. It states that my Yahoo shares are recorded in my TD Ameritrade Roth IRA account (You did not use this argument when you excluded my last proposal for the 2007 proxy materials). It also states that I have continuously held these shares until January 7, 2008.

I have stated that I will continuously hold my Yahoo shares for at least ten years. That certainly means I intend to hold my shares through the date of Yahoo's 2008 Annual Meeting of Stockholders. I confirm that intend again, to show my respect to you.

It is unfortunate that you have wasted Yahoo's stockholders and company's resource in such counter-productive efforts to abuse SEC rules, which were enacted mainly to protect small shareholders. You should not hire outside law firms against Yahoo's stockholder's legal rights to submit proposals. Even though some of my friends, including Mr. Morton Sklar of World Organization for Human Rights USA, offered help to me, I have not intended to use lawyers against Yahoo management's business mistakes, until today. As a stockholder, I hope and want to help Yahoo doing better business in the world, especially for its long term business in a democratic China.

Should you have any questions, please contact me at 925-804-6150 (phone), 925-551-8061 (fax), 408-712-0115 (C) or jzhao@mail.h-net.msu.edu.

Very respectfully yours,

Jing Zhao

Jing Zhao, Ph.D

Enclosure: TD Ameritrade's new letter of Jing Zhao's stock ownership

TD AMERITRADE
Apex

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

January 7, 2008

Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

RE: Account ending in 6057

Dear Jing Zhao,

Please be advised that you purchased 100 shares of Yahoo Inc. (YHOO) on July 8, 2004 in your TD Ameritrade Roth IRA account. As of the close of business on January 7, 2008 you have continuously held that 100 shares in your TD Ameritrade Roth IRA account.

If you have any questions, please log on to your account and click the "Contact Us" link or call a Client Services representative 24/7 at 800-669-3900 (excluding market holidays).

Sincerely,

Heather Muhleka
Client Services
TD AMERITRADE

EXHIBIT B

2006 PRESS RELEASE

YAHOO!® MEDIA RELATIONS

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Press Release

Yahoo!: Our Beliefs as a Global Internet Company

As a leading provider of Internet-based services, Yahoo! is committed to open access to information and communication on a global basis. We believe information is power. Citizens across the globe are benefiting greatly from increased access to communications, commerce and independent sources of information. The Internet has helped transform the way business is done, advanced consumer cultures, increased competition, allowed entrepreneurship to flourish, and provided citizens with more freedom in how they live, work, exchange ideas and make choices.

Doing business in certain countries presents U.S. companies with challenging and complex questions. We are deeply concerned by efforts of governments to restrict and control open access to information and communication. We also firmly believe the continued presence and engagement of companies like Yahoo! is a powerful force in promoting openness and reform.

Private industry alone cannot effectively influence foreign government policies on issues like the free exchange of ideas, maximum access to information, and human rights reform, and we believe continued government-to-government dialogue is vital to achieve progress on these complex political issues.

What Guides Us

Since our founding in 1995, Yahoo! has been guided by beliefs closely held by our founders and sustained by our employees:

- We believe the Internet can positively transform lives, societies and economies. It expands the ability for citizens around the world to communicate, express themselves, access information, and conduct commerce. It also enhances education, lowers geographic barriers, narrows social gaps and advances economic opportunity.
- We believe the Internet is built on openness, from information access to creative expression. We are committed to providing individuals with easy access to information and opportunities to openly communicate and exchange views and opinions.
- We are committed to maintaining our customers' trust. Hundreds of millions of consumers around the world have put their trust in Yahoo! for more than a decade. We take our users' privacy very seriously and never forget users come to us by choice.
- We believe in engagement on a global basis. The Internet's reach is truly global, and at Yahoo! we offer localized content in more than twenty countries in a dozen languages. We recognize each country enacts its own laws in accordance with its own local norms and mores, and we must comply with applicable laws. We also believe our presence significantly benefits a country's citizens through access to services and information.
- We seek the innovations and ideas that can change the world. We bear a sense of responsibility to make an impact on society and to empower consumers in ways never before possible.

Our Commitment

As part of our ongoing commitment to preserving the open availability of the Internet around the world, we are undertaking the following:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

###

EXHIBIT C

2007 PRESS RELEASE

01/18/2007: Press Release from Business for Social Responsibility

Companies, Human Rights Groups, Investors, Academics and Technology Leaders to Address International Free Expression and Privacy Challenges

(CSRwire) January 18, 2007--A diverse group of companies, academics, investors, technology leaders and human rights organizations announced today its intention to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally.

The process â€" which aims to produce a set of principles guiding company behavior when faced with laws, regulations and policies that interfere with the achievement of human rights â€" marks a new phase in efforts that these groups began in 2006.

Last year, Google, Microsoft, Vodafone and Yahoo!, with the facilitation of **Business for Social Responsibility (BSR)** and advice from the Berkman Center for Internet & Society at Harvard Law School, initiated a series of dialogues to gain a fuller understanding of free expression and privacy as they relate to the use of technology worldwide.

At the same time, the **Center for Democracy and Technology (CDT)** was also convening technology leaders, investors and human rights advocates to discuss how to advance civil liberties on the Internet in the face of laws that run contrary to international standards for human rights.

Both processes benefited from dialogue, research and policy expertise on internet filtering and surveillance practices from the OpenNet Consensus, a coalition of academic institutions including the University of California Berkeleyâ€™s Graduate School of Journalism and School of Law-Boalt Hall, the Berkman Center and others.

The new combined group, in addition to developing the principles, seeks to advance their effectiveness by establishing a framework to implement the principles, hold signatories accountable and provide for ongoing learning.

"Technology companies have played a vital role building the economy and providing tools important for democratic reform in developing countries. But some governments have found ways to turn technology against their citizens -- monitoring legitimate online activities and censoring democratic material," CDT Executive Director Leslie Harris said. "It is vital that we identify solutions that preserve the enormous democratic value provided by technological development, while at the same time protecting the human rights and civil liberties of those who stand to benefit from that expansion."

BSR CEO Aron Cramer said that the discussions over the past year have already proven valuable.

"Thanks to the extraordinary commitment of the companies and other participants in this process we've already learned a great deal about the obstacles we face and the ways business and other stakeholders can join forces to address those challenges," Cramer said. â€œThis important dialogue reflects a shared commitment to maximize the information available via the internet on the basis of global principles protecting free expression and privacy. This dialogue could prove a key step in unlocking the communications potential of the internet.â€•

Members of the group plan to complete the process in 2007. The following companies and stakeholders have agreed to participate:

- Amnesty International
- Berkman Center for Internet & Society at Harvard Law School
- Boston Common Asset Management
- Business for Social Responsibility (Facilitator)
- Calvert Group
- Center for Democracy and Technology (Facilitator)
- Committee to Protect Journalists
- Domini Social Investments LLC
- Electronic Frontier Foundation
- Enterprise Privacy Group
- F&C Asset Management
- Google, Inc.
- Human Rights First
- Human Rights in China
- Human Rights Watch
- International Business Leaders Forum
- International Council on Human Rights Policy
- Microsoft
- Reporters Without Borders
- Trillium Asset Management
- United Nations Special Representative to the Secretary-General on business & human rights (Observer status)
- University of California, Berkeley School of Law-Boalt Hall
- Vodafone
- Yahoo! Inc.

More information:

Barbara-Anne Greenwald, Business for Social Responsibility
bagreenwald@bsr.org; Tel: +1 415 984 3233

Dave McGuire, Center for Democracy and Technology
dmcguire@cdt.org; Tel: + 1 202 637-9800

About Business for Social Responsibility

Since 1992, Business for Social Responsibility (BSR) has been providing socially responsible business solutions to many of the worldâ€™s leading corporations. Headquartered in San Francisco and with offices in Europe and China, BSR is a nonprofit business association that serves its 250 member companies and other Global 1000 enterprises. Through advisory services, convenings and research, BSR works with corporations and concerned stakeholders of all types to create a more just and sustainable global economy. For more information, visit www.bsr.org.

About Center for Democracy and Technology

The Center for Democracy and Technology works to promote democratic values and constitutional liberties in the digital age. With expertise in law, technology, and policy, CDT seeks practical solutions to enhance free expression and privacy in global communications technologies. CDT is dedicated to building consensus among all parties interested in the future of the Internet and other new communications media. For more information, visit www.cdt.org.

EXHIBIT D

WEBLOG

On being global

January 18th, 2007 at 8:08 am by Michael Samway, VP & Deputy General Counsel
In Trends & News

Yahoo! became a public company in April 1996 with around 100 employees. Ten days later, we launched Yahoo! Japan as a joint venture. By the end of the year, we were running Yahoo! businesses in six different countries. Back then, Yahoo! counted about 14 million page views a day, versus the nearly four billion we log today. Bringing the Yahoo! experience to users around the globe has been core to our approach from the get-go. Now more than 500 million users visit Yahoo!-branded properties worldwide every month, with the rate of user growth from outside the United States growing most rapidly.

For all the benefits we enjoy from operating in twenty plus countries and in more than a dozen languages, managing Yahoo! on a global scale creates plenty of challenges around complex and politically charged issues like censorship and user privacy.

How do we deal with obligations to follow laws of nations where the laws themselves or their application may have consequences inconsistent with internationally recognized values and standards? Are partially censored results, with notice to users, better than no results at all in a challenging market? Should we focus our concerns on censorship of political speech? Should companies draw the line on doing business somewhere based on the type of speech a government limits? Would it be a decision based on the quantity or the quality of limitations? And using which standards and measures? Could Article 19 of the Universal Declaration of Human Rights provide a starting point?. Our own First Amendment is quite broad; could that be a global standard? How do companies design product approaches that balance legitimate government rights and requirements for data access with adequate protections for user privacy? Do we agree neither right should be absolute and each should live in balance with the other? Should we design an approach that works in Beijing, Paris, Sao Paulo, Sydney, Toronto, and Washington, D.C. all at once? Is that possible? How far can a company go in challenging local laws and orders? What if it puts locally-based employees at risk? These are just a few of the questions we've been asking ourselves recently.

Fortunately, we haven't had to think about these questions alone. For most of the past year, we've been immersed in weekly meetings with top thinkers at Microsoft, Google and Vodafone — right, in some cases our fiercest competitors — to apply our collective wisdom to challenges to free expression and privacy. Early in 2006 we engaged the highly respected team at Business for Social Responsibility (BSR) to facilitate our industry dialogue, and we've also counted closely on the academic expertise of Harvard Law School's Berkman Center for Internet & Society.

We've looked closely at previous voluntary industry and multi-stakeholder initiatives, actively engaged individually and collectively with a wide group of international human rights groups and socially responsible investors, talked to

United Nations business and human rights experts, and consulted closely with the State Department's Global Internet Freedom Taskforce. The Center for Democracy and Technology (CDT), which also took a leadership role in convening stakeholder discussions, is now working with BSR to co-facilitate the next phase of a multi-stakeholder dialogue.

Today, our diverse group of companies, human rights organizations, academic institutions, and socially responsible investors announced a formal commitment to creating a set of global principles and operating procedures on freedom of expression and privacy — to guide "company behavior when faced with laws, regulations, and policies that interfere with the achievement of human rights" (check out the press release here). Our goals also include creating an implementation, accountability, and governance framework as well as a forum for sharing ideas. The political principles and human issues at stake are big ones — no two ways about it – and this next phase in the multi-stakeholder dialogue requires continued leadership, integrity, and teamwork from all sides.

Yahoo! is a company built on openness, free expression, and user trust. From our humble trailer roots with a small and devoted group of followers through our teenage years as a global company with hundreds of millions of users, we've seen open access to information transform communities and allow entrepreneurship to flourish as well as provide citizens with more freedom in how they live, work, exchange ideas, and make choices impacting their daily lives. Information can be a powerful tool for change and progress in the hands of internet users globally.

As a broad and diverse set of players at the table today, we're committed to harnessing the group's collective experience and brainpower to design an approach to doing business globally that consistently guides ethical decision-making in the business world's most challenging markets.

Michael Samway
VP & Deputy General Counsel

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EXHIBIT E
WEBLOG

The GIFT of giving

February 2nd, 2007 at 2:41 pm by Michael Samway, VP & Deputy General Counsel
In Trends & News

The crisp January air in Washington, D.C., is filled with the chatter of politics and foreign affairs. Ask a cabbie to drop you at the State Department — that venerable institution founded as the Department of Foreign Affairs in 1789 — and you'll get an unsolicited, loud, and lengthy opinion on U.S. foreign policy! Over the past year, I've visited the State Department a number of times for Yahoo!, principally meeting with Ambassador David Gross, Deputy Assistant Secretary Jeff Krilla, and their expert teams, all of whom are the lead thinkers behind the State Department's Global Internet Freedom Taskforce (GIFT) created in early 2006.

On Tuesday, I spoke on a GIFT panel on global free expression and the free flow of information. It was a special honor for me since I'd worked as a law clerk at the State Department Legal Adviser's Office nearly 15 years earlier. Back then as a wide-eyed intern, stepping into the State Department halls I pictured myself as a character in an elaborate John le Carré international mystery. This week's panel at the State Department was more technical Tom Clancy thriller, a state-of-the-art auditorium and an expertly moderated and sometimes provocative discussion on human rights, censorship, surveillance, encryption technology, data flows, and privacy rights.

A good-sized audience of about 80 people came to observe and participate, with many asking thoughtful and tough questions. In the crowd were technology and media companies, human rights groups, investor groups, academics, government officials, press, and concerned citizens. Despite spending nearly a year focused on this area for Yahoo!, with the diversity of participants and the passionate views on human rights, I wasn't sure what to expect from the discussion or the audience. Friendly? Hostile? New issues? Re-packaged ones?

On the first panel, a Ph.D. from the Berkman Center for Internet & Society gave a technical view of filtering and censorship challenges globally. A former State Department official and current senior vice president at investor Calvert explained just how an effective multi-stakeholder process can work. An analyst at investor F&C expounded on the findings of a recent study on access, security, and privacy. A senior leader at BSR compared previous voluntary initiatives and showed how complex questions involving sophisticated Internet technology may require new approaches to traditional human rights challenges. The tense moment on the first panel arrived when an Amnesty International representative opened his remarks by directly accusing Yahoo! and the other companies of cooperating with repressive regimes, including handing over information on political dissidents and limiting the free flow of information.

On the second panel, I joined representatives from the Center for Democracy and Technology , Human Rights First, Google, and Microsoft, and we each raised some of the vexing questions we all wrestle with in the field of business and human rights. Partly in response to comments from the first panel, I explained that we condemn the punishment of any activity internationally recognized as free expression and that the relationship between law enforcement entities and technology companies around the world is more complex than commonly understood. Rarely, if ever, will a company know the name, identity, or occupation of an individual connected to a user ID demanded by a law enforcement agency, whether in Munich, Mexico City, or Mumbai. What we do know is we protect user privacy through rigorous compliance practices and careful adherence to law governing government demands for user information.

In response to questions on challenges companies face where the free flow of information is restricted, I discussed our belief that the presence of companies like Yahoo! in markets abroad can have a transformative effect on peoples' lives and on local and national economies. Information is power. Access to information, especially through the Internet, has changed what people know about the world around them and about events, people, and issues that directly impact their lives day-to-day. People know more about local public health issues, environmental causes, politics, consumer choices, and job opportunities. They communicate and interact like never before with family, friends, neighbors, and people locally, regionally, and even globally with similar interests. And the Internet drives innovation across sectors, including in science, medicine, business, and journalism to name a few.

In a thoughtful Wall Street Journal piece from January 27, journalist Emily Parker noted that because of virtual assembly, or online gatherings, a democratic consciousness has developed inside places like China, despite broad limitations on free expression and the free flow of information. In short, information is empowering in both ordinary and extraordinary ways. It can be disruptive or even revolutionary. It's the single greatest reason certain governments fear open use of the Internet and the free flow of information.

The common theme from both panels was that responding to the challenges of restrictions on free expression and privacy globally requires collective action. At Yahoo!, we're fully committed. The more broad-based the response, the more effective and sustainable. The State Department's engagement and support through their own complimentary global initiatives, including GIFT, reinforces our belief we're moving in the right direction on behalf of the global community of Internet users. The positive partnership formed between companies, human rights groups, socially responsible investors, and academics — facilitated by BSR and CDT — makes us cautiously optimistic about the development of guiding principles and operational standards, for companies in our sector and eventually beyond, that will allow us to continue making profits with principle.

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EXHIBIT F

2007 PRESS RELEASE AND WEBLOG

2007 PRESS RELEASE

Press Release

Georgetown Receives $1 Million Gift From Yahoo! To Support Research on International Values and Communication Technology

Washington, DC -- Georgetown University announced today it has received a $1 million dollar gift from Yahoo! Inc. to establish a Yahoo! International Values, Communications, Technology, and Global Internet Fellowship Fund. The fund will support the education and research activities of an annual Yahoo! Fellow in Residence and two Junior Yahoo! Fellows who will study the link between international values and Internet and communication technologies.

"We appreciate Yahoo!'s generosity and look forward to entering a partnership that enables us to enhance our ability to address critical global issues and support research and scholarship that will inform business leaders, policymakers and others," said Georgetown University President John J. DeGioia.

"Yahoo! is excited about forming a partnership with Georgetown University on global values and technology. This commitment is another step in our efforts to be actively engaged on issues that arise at the intersection of human rights and the Internet," said Jerry Yang, Yahoo! co-founder.

Yahoo! is currently participating in a multi-stakeholder dialogue that includes industry representatives, human rights groups, leading academics, and socially responsible investors. This diverse group has made a formal and public commitment to creating a set of global principles and operating procedures on freedom of expression and privacy to guide company behavior when faced with laws, regulations and policies that interfere with human rights.

Georgetown's first Yahoo! Fellow in Residence and Junior Yahoo! Fellows are expected to begin their research on campus during the fall 2007 semester. They will study how international values impact the development and use of new communication technologies such as how the operation and regulation of the global Internet affects personal privacy, freedom of expression, education, socio-cultural change and cross-national contacts among civil society groups. The fund, which will support annual Yahoo! Fellows housed at the School of Foreign Service's Institute for the Study of Diplomacy (ISD) over the next eight years, builds upon the School's mission to foster academic-practitioner collaborations around key foreign policy issues.

Since 1981 ISD has hosted professional practitioners as Resident Associates to conduct research on the craft of diplomacy and related issues in foreign affairs. The Institute also supports undergraduate and graduate research on diplomatic issues through its Junior Fellowships in Diplomacy program. Recent research topics have included diplomatic efforts to resolve U.S.-South Korean relations and the U.S.-India civil nuclear cooperation agreement negotiations.

The Yahoo! Fellow in Residence will be a professional selected from the corporate, government and/or academic sectors whose interests relate to the interaction of communications technologies and national systems and practices, with an emphasis on countries rapidly expanding in the global marketplace such as China, India, Russia and Brazil. Junior Yahoo! Fellows will be selected among graduate students in the Master of Science in Foreign Service (MSFS) program. In addition to their research activities, Yahoo! Fellows will collaborate with faculty in the MSFS program to enhance curricular activities by contributing to guest lectures, special seminars, case studies and course modules.

"This gift complements our efforts in the School of Foreign Service to connect scholars and practitioners, and to share knowledge about critical issues in international affairs," said Robert L. Gallucci, dean of the Edmund A. Walsh School of Foreign Service. "The Yahoo! Fellows will continue to build upon our efforts to address the most pressing topics facing the global community."

About the Edmund A. Walsh School of Foreign Service

Founded in 1919 to educate students and prepare them for leadership roles in international affairs, the School of Foreign Service remains committed to intercultural understanding and service in the global arena, ideals held by its founder and first dean, the Rev. Edmund A. Walsh, S.J. For more information about the School of Foreign Service, visit www.georgetown.edu/sfs/.

About Georgetown University

Georgetown University is the oldest Catholic and Jesuit university in America, founded in 1789 by Archbishop John Carroll. Georgetown today is a major student-centered, international, research university offering respected undergraduate, graduate and professional programs on its three campuses. For more information about Georgetown University, visit www.georgetown.edu.

About Yahoo! Inc.

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo!'s mission is to connect people to their passions, their communities, and the world's knowledge. Yahoo! is headquartered in Sunnyvale, California.

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Yahoo! Inc., February 1, 2008
Proposal by Jing Zhao

WEBLOG

Yahoos, Hoyas, and global values

Posted April 12th, 2007 at 7:26 am by Michael Samway, VP & Deputy General Counsel
No Comments / Filed in: Trends & News



Few places like a university campus buzz with such contrasts of relentless skepticism and unbridled hope, outward curiosity and elevated self-absorption, elegant theories and gritty realities. Georgetown University, boasting students from all 50 states and more than 100 countries, is a school alive with the energy of student and faculty discourse and scholarship on today's most vexing international topics.

I felt the energy there earlier this year while leading a discussion on Yahoo! and global values in a graduate seminar on ethics and international business at Georgetown's School of Foreign Service. The students asked tough and direct (and not unsurprisingly, diplomatic) questions about Yahoo!'s application of values-based decision-making in our global business operations, showing a sophisticated understanding of technology and human rights issues.

Back on our own buzzing campus, headquarters to a company with hundreds of millions of global users and offices in nearly 25 countries, we too have been actively engaged with issues that arise at the intersection of international human rights and the Internet. I've blogged a few times now on Yodel Anecdotal about our involvement in the broad-based dialogue focused on creating a set of global principles and operating procedures regarding freedom of expression and privacy.

Over the past six months, while traveling back and forth to Washington, D.C. for meetings with human rights groups, for rounds on Capitol Hill, and to present at the State Department, I also met with Georgetown leaders to discuss partnership opportunities in the area of technology and global values. And now, as a further step in our engagement on business and human rights issues, we're announcing a $1 million gift to Georgetown University to establish a Yahoo! International Values, Communications, Technology, and Global Internet Fellowship Fund.

The fund will support the education and research activities of an annual Yahoo! Fellow in Residence and two Junior Yahoo! Fellows who will study the link between international values and Internet and communication technologies. Georgetown will choose the Yahoo! Fellows from candidates in the corporate, government, academic, and civil society sectors with an interest in markets like Brazil, Russia, India, and China. We'll remain actively involved in the work of the Yahoo! Fellows, partnering with Georgetown in seminars, research, publications, conferences, and other engagements with students, faculty, policy-makers, and the public.

This initiative will complement the Yahoo! International Journalism Fellowship we established last year through a similar gift to Stanford University's John S. Knight Fellowships program. The Stanford fellowship focuses on journalists from press-restrictive countries, with the first fellow coming from Pakistan and next year's fellow coming from Zimbabwe. The first Yahoo! Fellow at Georgetown will start in the fall of 2007.

Georgetown's global reach and location in Washington, D.C., its prestigious School of Foreign Service, its reputation for international leadership, and the regular access it provides its students and faculty to legislative, judicial, and executive decision-makers, make it uniquely central in the debate on human rights and technology. We're excited about the productive possibilities for Internet users globally offered by a Yahoo!-Georgetown partnership.

Michael Samway
VP & Deputy General Counsel

http://ycorpblog.com/2007/04/12/yahoos-hoyas-and-global-values/

160 Maidenhair Ct.
San Ramon, CA 94582
925-804-6150 (Phone)
925-551-8061(Fax)
February 7, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE, Washington D. C. 20549

Re: Yahoo 2008 Stockholder Proposal

Dear Ladies and Gentlemen:

This is in response to a letter dated February 1, 2008 from Christina Lai, Associated General Counsel of Yahoo, which intents to exclude my stockholder proposal from the company's 2008 proxy materials.

The Lai letter's bases for excluding my proposal are either baseless or irrelevant to my proposal.

1] My proposal is "to request the board of directors to establish a new policy." It does not deal with matters relating to the company's ordinary business operations. There is no violation of Rule 14a-8(i)(7) in my proposal.

2] My proposal and supporting statement are not contrary to any of SEC proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. It does not violate Rule 14a-8(i)(3). My proposal is not vague or indefinite either. It simply shows that the company's China policy failed with my experience as a shareholder as well as a China expert, and requests a new China policy. Furthermore, knowing the complicated issue of doing business in China (my views on China have appeared in international media such as *Voice of America, Radio Free Asia, The Wall Street Journal, British Broadcasting Company*), I have invited China's democratic activists and human/civil rights movement to provide help advising Yahoo doing business in China.

3] The Lai letter Exhibits B-F do not show how the company improved its China policy. For example, in Exhibit C: 2007 Press Release, it lists 24 organizations with many human rights groups. However, most human rights groups in the list and other exhibits have not knowledge or experience doing business in China. Two human rights groups concerning doing business in China, *Amnesty International* and *Reporters Without Borders*, actually issued statements in 2007 supporting my last year's proposal (which was, however, excluded by the company from the 2007 proxy materials).

I admit that I am not a corporate law expert and English is not my native language, so I am willing to accept some modification from Yahoo and the SEC. However, if Yahoo's management is allowed to exclude my proposal totally with this kind of baseless arguments shown in the Lai letter, shareholders will lose the legal right to challenge the company management's failed policies. I urge you not let this kind of violation happen. Let shareholders judge.

Sincerely yours,

Jing Zhao

Jing Zhao

cc: Mr. Michael Callahan and Ms. Christina Lai (via email and regular mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 1, 2008

The proposal requests that the board of directors establish a new policy of doing business in China, with the help from China's democratic activists and human/civil rights movement.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Yahoo! relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END